Exhibit 12.3

Vidéotron Ltée
Computation of ratio of EBITDA to cash interest expense
(dollars in million, except for ratio of EBITDA to cash interest expense)

	Year ended August 31,		Four Months Ended December 31,	Year Ended December 31			Nine Months Ended September 30
	1998	1999	1999	2000	2001	2002	2003
CANADIAN GAAP
EBITDA(1)	$239.2	$223.3	$80.0	$243.4	$281.0	$265.7	$228.2
Cash interest expense(2)	$65.9	$55.8	$22.8	$66.9	$85.5	$76.4	$49.1

Ratio of EBITDA to cash interest expense	3.6	4.0	3.5	3.6	3.3	3.5	4.6

US GAAP
EBITDA(1)					$255.8	$228.6	$199.7
Cash interest expense(2)					$115.2	$72.9	$39.3

Ratio of EBITDA to cash interest expense					2.2	3.1	5.1

(1)
As defined and calculated in note 6 to "Selected Combined Financial and Operating Data"

(2)
As defined and calculated in note 9 to "Selected Combined Financial and Operating Data"